August 5, 2010

Via EDGAR (Correspondence) and Courier

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Novo Nordisk A/S
Form 20-F for the Fiscal Year Ended December 31, 2009
File Number 333-82318

Dear Mr. Rosenberg,

           By letter dated July 23, 2010, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to our response letter dated June 28, 2010. In response to your comments and on behalf of Novo Nordisk A/S (“we” or the “Company”), I have provided responses to those comments and supplementary information as indicated below. For ease of reference, we have repeated your comments prior to our responses.

I. Item 5. Operating and Financial Review and Prospects, page 10

SEC Comment #1:

           Please refer to your response to comment one and your revised disclosures. We believe the proposed disclosures should be included in your discussion of operating results and liquidity. Therefore, please confirm that you will include all of the information provided in your response in Item 5 of the 2010 Form 20-F. In addition, you state in your proposed disclosure that the patent for Prandin expires in the US in 2018. Therefore, please tell us why the table on page 94 of the 2009 Annual Report shows that this patent has already expired in the US.

Our response

           We confirm that we will include all of the information provided in our June 28, 2010 response letter as outlined below, updated as appropriate, either directly in Item 5 of the 2010 Form 20-F or indirectly through a reference in Item 5 to the relevant disclosure in our 2010 Annual Report.

NovoNorm®/Prandin® Sales of NovoNorm®/Prandin®, an oral antidiabetic drug, may increasingly become exposed to generic competition as the original drug substance patent has expired.

In 2009, the total sales of NovoNorm®/Prandin® were DKK 2,652 million with a geographical split as follows:

●  North America: 38%
●  Europe: 35%
●   International Operations: 27%

In Europe, generic copies were first introduced in Germany in January 2010 and it is expected that other European countries will see introductions of generic copies during 2010 and 2011. We expect that this generic competition will significantly reduce European sales of NovoNorm®, and we expect that on a country by country basis, most of such reduction will occur in the first 12 months following the introduction of generic competition.

In the US, we hold a patent with claims directed toward the treatment of type 2 diabetes with a combination of repaglinide (Prandin®) and metformin. We believe generic versions of Prandin® are likely to infringe this patent. Our patent, which expires in 2018, is currently being challenged through legal proceedings, and we anticipate that a ruling might be made in the second half of 2010. Following any introduction of generic repaglinide in the US, we would expect that Prandin® sales would decline significantly in light of past experience which shows that branded tablet-based therapies have lost the majority of sales within the first 12 months following the introduction of generic competition.

The substantial majority of NovoNorm® sales in International Operations are made in China, where NovoNorm® has been exposed to generic competition for several years without significantly impacting our sales in China. Therefore, we do not believe that we will experience a significant decline in NovoNorm® sales in International Operations due to generic competition.

NovoSeven®

NovoSeven® sales are patent protected until November 2010 in the U.S. and until 2011 in Europe.

The total sales of NovoSeven® during 2009 were DKK 7,072 million with a geographical split as follows:

●  North America: 48%
●  Europe: 31%
●  International Operations: 16%
●  Japan & Oceania: 5%

We believe that the expiry of the compound patent will have an insignificant impact on sales of NovoSeven® for the following reasons.

The active ingredient in NovoSeven® is a complex molecule, recombinant factor VIIa (rFVIIa). As a coagulation factor, the molecule is a complex protein as determined by its molecular weight and posttranslational modifications including glycosylated forms. We believe these characteristics make it difficult to develop a version that could be shown to be analytically highly similar and have similar safety and efficacy as established for NovoSeven®.

The Health Care Reform recently passed in USA includes the establishment of a regulatory pathway for approving biosimilar versions of originator proteins. Therefore, in the future, a biosimilar version of rFVIIa could be submitted to the FDA as a Biologics

License Application (“BLA”) under 351(k) of the Public Health Service Act and be approved if it fulfils the requirements that the product is “biosimilar” to its reference product and there are no clinically meaningful differences between the products in terms of safety, purity and potency. In Europe, guidelines for development of biosimilar products have been available since late 2005; however, these guidelines to date do not apply to coagulation factors because of their complexity. Japan also has implemented a guideline for biosimilar products with requirements similar to those established in the EU. In International Operations, a clinical trial has been initiated to investigate an rFVIIa product in our market. To date a very limited pharmacokinetic (“PK”) part (five patients) of this study has completed. There is no information available to assess if this study could fulfill US FDA requirements. The product has been approved in Russia based on chemical data and very limited PK data only; no clinical safety and efficacy data was submitted for this approval. Approval of rFVIIa products in other parts of the world without significant clinical safety and efficacy data is not expected. As such, we believe that expiry of our compound patent for NovoSeven® will have an insignificant impact on sales, results of operations and liquidity in all geographical segments.

NovoRapid®

In the U.S., the key patents covering the modern insulins expire in 2014, 2014 and 2019 for NovoLog®, NovoLog Mix® and Levemir®, respectively. In Europe key patents for NovoRapid®, NovoMix® and Levemir® expire in 2011, 2014 and 2018, respectively. In Japan these patents expire in December 2010, 2014 and 2019, respectively. In addition, NovoLog®/NovoRapid® are covered by a formulation patent in these markets until 2017.

The total sales of NovoLog®/NovoRapid® during 2009 were DKK 9,749 million with a geographical split as follows:

●  North America: 53%
●  Europe: 31%
●  Japan & Oceania: 10%
●  International Operations: 6%

In the US, “biosimilar” versions of insulin analogues can be approved via the 505(b)(2) pathway, and in the future the 351(k) pathway in the Public Health Service Act will be applicable. In the EU, a biosimilar pathway and guidelines are available covering insulins, and the guideline issued in Japan would also be relevant for insulins. However, we believe that the formulation patent for NovoLog®/NovoRapid® makes it very challenging to develop a biosimilar version of this compound without infringing Novo Nordisk intellectual property. Therefore, we believe that the eventual expiry of our original key NovoLog®/NovoRapid® patents will have an insignificant impact on sales, results of operations and liquidity in all geographical segments.

The reference on page 94 of our 2009 Annual Report is to the original drug substance patent for Prandin®, which expired in March 2009. However, in the US, we hold a patent with claims directed toward the treatment of type 2 diabetes with a combination of repaglinide (Prandin®) and metformin, which expires in 2018, and we believe generic versions of Prandin® are likely to infringe this patent.

II. Research and Development, Patents, Licenses, Etc., page 12

SEC Comment #2:

           Please refer to your response to comment two and your proposed disclosures. Please revise your disclosure to specifically state that none of the individual projects was material to total “R&D spend” during the periods presented. In addition, please disclose your criteria for deeming a project or group of related projects significant, including the qualitative and quantitative factors you consider in making this determination. Identify those projects/groups that you consider significant under your criteria or indicate that no project/group is considered significant. We do not believe that determination of product/group significance is limited to the amount of R&D expense incurred or to be incurred. Other factors such as the expected effects on your cash flows or results of operations which may be impacted by a new product introduction may also factor into this determination.

Our response

      We confirm that none of the individual projects presented on page 16-17 in our 2009 Annual Report were material to total “R&D spend” during the periods presented. We also note that we present R&D spend by operating segment (diabetes care and biopharmaceuticals) in our 2009 Annual Report on pages 62-63.

On page 16-17 of our 2009 Annual Report we list our clinical development projects grouped by our primary operating segments and development phase.

In determining whether or not any project or group of related projects is significant, we consider the following qualitative and quantitative criteria:

•	Assessment of the unmet medical need targeted with the specific project;
•	The inherent project risk including the risk of safety issues, unsatisfactory tolerability profile, limitations on the efficacy of the compound;
•	Timeline for completing the clinical testing and submitting an application for approval to regulatory authorities;
•	Regulatory authorities’ position towards approval and drug label;
•	Changes in competitive landscape during the development and approval cycle including competing drugs being developed by others;
•	Changes in medical practice during the development period;
•	Position of payers, the medical society and patients towards treatment with drug and price of drug;
•	Expected uptake in market following launch; and
•	Expected net present value of the project.

In assessing the criteria listed above, it is important to note that at any one stage of development, due to the uncertainties inherent to clinical development and the regulatory approval process, there is a significant degree of uncertainty and risk that the project will not be successful. The nature of our development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, we may obtain different results that fail to show the desired levels of safety and efficacy, or we may not obtain applicable regulatory approval for a variety of other reasons. The compound must next be accepted by the FDA, the European Medicines Agency and similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that we will encounter serious obstacles which will further delay us, or that we will not achieve our goals and, accordingly, may abandon a product in which we have invested substantial resources. Furthermore the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product can be used, major and minor safety concerns associated with drug treatment as well as if the drug can be combined with other types of medication. Thus a label can restrict usage substantially.

Therefore, given the uncertainty related to the process of product development, during the periods presented in our 2009 Form 20-F no single project in product development was significant. However, during the periods presented two groups of projects were considered significant; the diabetes care group and biopharmaceuticals group.

Based on the above, we will, either directly in the 2010 Form 20-F or indirectly through a reference in our Form 20-F to the relevant disclosure in our 2010 Annual Report, expand our disclosure on R&D projects to identify which project or group of related projects we consider significant. In addition, we confirm to the Staff that in our 2010 Annual Report (with corresponding cross references in our 2010 Form 20-F) we will also include the disclosure we proposed to include in the 2010 Annual Report as identified in our response number two in our response letter dated June 28, 2010, and updated as appropriate.

III. Exhibit No. 14.1 Notes to the Consolidated Financial Statements, 2 - Accounting Policies, Other Intangible Assets, page 59

SEC Comment #3:

           Please refer to your response to comments four and your revised disclosures. Please revise your proposed disclosure to specifically state that the amortization for patents and licenses begins after regulatory approval has been obtained, which is the point in time from which the intangible asset is available for use in the production of the product.

Our response

           In response to the Staff’s comment we will revise our disclosure to clarify our accounting policy as follows:

“Other intangible assets
Patents and licences that include acquired patents and licences to in-process research and development projects are carried at historical cost less accumulated amortisation and any impairment loss. Amortisation is calculated using the straight-line method to allocate the cost of patents and licences over their estimated useful lives. The amortization ~~in the year in which the rights first generate sales for~~ of patents and licenses begins after regulatory approval has been obtained, which is the point in time from which the intangible asset is available for use in the production of the product.”

* * * *

Finally, as requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, you are welcome to call me at +45 4442 3295 or Lars Green, Senior Vice President of Corporate Finance at +45 4442 7974.

Yours sincerely,

/s/ Jesper Brandgaard
Executive Vice President and
Chief Financial Officer

Cc:
Mr. Lars Rebien Sørensen, President and Chief Executive Officer, Novo Nordisk
Mr. Kurt Anker Nielsen, Chairman of the Audit Committee, Novo Nordisk